City of Buenos Aires, May 9th, 2024

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299, Piso 2°

Ciudad Autónoma de Buenos Aires

COMISIÓN NACIONAL DE VALORES

25 de mayo 175

Ciudad Autónoma de Buenos Aires

Presente

Ref.: Relevant Event. Payments delay from Compañía Administradora del Mercado Mayorista Eléctrico S.A. Resolutions No. 58/2024 and 66/2024 of the Secretary of Energy.

Dear Sirs:

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in relation to the Relevant Fact titled “Payments Delay of the Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA") published by the Company on Abril 22nd, 2024 under ID 3186532, to inform that:

Yesterday, the Secretary of Energy published in the Official Gazette Resolutions No. 58/2024 and 66/2024 (the “Resolutions”) establishing an extraordinary, transitory and unique payment regime for the unpaid economic transactions due to the agents of the Mercado Eléctrico Mayorista (MEM) for the following periods: December 2023, January 2024 and February 2024, instructing CAMMESA to assess and determine with every MEM creditor, such as the Company, the amounts corresponding to every one of them through the signing of individual agreements.

These Resolutions establish that, once the debt amount is agreed upon and the corresponding agreement signed, the credits from December 2023 and January 2024 will be settled against the delivery of AE38 Bonds (which today are valued at approximately 50% of their nominal value), fixing the exchange rate to the date of the agreement and the credits corresponding to January 2024 will be paid in cash.

Because of this situation and with the information available to this date, the Company has estimated its effects, which result in a loss in the Company´s Financial Statements for the first trimester ended on March 31, 2024, of approximately US$38 million in relation to the above-mentioned credit.

The Company shall assess potential causes of action once it obtains further information regarding these resolutions.

Finally, we would like to stress that, whatever decision the Company makes regarding the Resolutions, the Company´s solvency and payment capacity of its obligations will not be affected and that the Company is and will continue to invest in the expansion of its business and improve the energetic infrastructure of the country.

Sincerely yours,

_____________________________

María Agustina Montes

Head of Market Relations